
HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242


02060161

November 26, 2002

SEC FILE NO. 82-4217


SEC MAIL PROCESSING
RECEIVED
DEC - 2 2002
WASH. D.C. 154 SECTION

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act


SUPPL

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding proposed disposal of Rosedale Hotel Group Limited, dated November 15, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on November 18, 2002;

(2) The Company's announcement regarding proposed disposal of Rosedale Hotel Group Limited, dated November 7, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on November 8, 2002;

h:\dlai\ADR\22105\0001\32sec.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com
Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples


HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

(3) The Company's announcement regarding withdrawal of proposal to reorganize Paul Y – ITC Construction Holdings Limited; potential major and connected transaction for ITC Corporation Limited; offers by Anglo Chinese Corporate Finance, Limited on behalf of Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation Limited, or failing it Dr. Charles Chan, to acquire all the issued shares in, and warrants of, Paul Y. – ITC Construction Holdings Limited, other than the shares and warrants presently owned by ITC Corporation Limited or its wholly owned subsidiaries, dated October 25, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on October 28, 2002;

(4) The Company's announcement regarding group reorganization of Paul Y. – ITC Construction Holdings Limited and potential major and connected transaction for ITC Corporation Limited, dated October 7, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on October 8, 2002; and

(5) The Company's circular regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2002, dated October 7, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

h:\dlai\ADR\22105\0001\32sec.doc

+ 852 2833 1030

The Standard Monday, November 18, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

Completion of the Disposal has been further delayed. China Land and the Company have agreed to further extend the long stop date of the Sale and Purchase Agreement from 15th November, 2002 to 30th November, 2002.

Reference is made to the announcements dated 26th July, 2002 and 7th November, 2002 ("Announcements") in relation to the proposed disposal of Rosedale Hotel Group Limited. Terms defined in the Announcements have the same meanings when used herein unless the context otherwise requires.

The expected completion date of disposal of China Land's interest in a project (the proceeds of which will be used for completion of, inter alia, the Sale and Purchase Agreement) has been extended to on or about 27th November, 2002. Although completion of the said disposal is not a condition for the completion of the Sale and Purchase Agreement, China Land and the Company have agreed to further extend the long stop date of the Sale and Purchase Agreement from 15th November, 2002 to 30th November, 2002. For further details, please refer to the joint announcement of China Strategic, China Land and Ananda Wing On dated 15th November, 2002.

Investors and potential investors are advised to exercise extreme caution in dealing in the securities of the Company.

By Order of the Board of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 15th November, 2002

成報 二零零二年十一月十八日(星期一)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

建議出售 ROSEDALE HOTEL GROUP LIMITED

出售事項已進一步延期完成。中國置地與本公司已同意進一步延長買賣協議之最後期限由二零零二年十一月十五日延遲至二零零二年十一月三十日。

茲參考於二零零二年七月二十六日及二零零二年十一月七日就建議出售Rosedale Hotel Group Limited刊發之公佈(「該公佈」)。除文義另有所指外，本公佈所用詞彙與該公佈所用者具相同涵義。

中國置地將出售其於一項目之權益所得之款項將用作完成(其中包括)買賣協議，上述出售之預計完成日期已延遲至二零零二年十一月二十七日或該日前後。儘管上述出售之完成並非一項完成買賣協議之條件，然而，中國置地與本公司已同意進一步延長買賣協議之最後期限由二零零二年十一月十五日延遲至二零零二年十一月三十日。有關詳情載於二零零二年十一月十五日由中策、中國置地及安達永安刊發之聯合公佈。

投資者及有意投資者於買賣本公司證券時，務須格外審慎。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零二年十一月十五日

The Standard Friday, November 8, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y.
ITC

PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

Completion of the Disposal has been delayed. China Land and the Company have agreed to extend the long stop date of the Sale and Purchase Agreement to 15th November, 2002.

Reference is made to the announcement dated 26th July, 2002 ("Announcement") in relation to the proposed disposal of Rosedale Hotel Group Limited. Terms defined in the Announcement have the same meanings when used herein unless the context otherwise requires.

It was stated in the Announcement that completion of the Sale and Purchase Agreement is conditional upon, among others, the simultaneous completion of several agreements. Since the conditions for completion of the said agreements, inter alia, the placing agreement, have not been fulfilled by 31st October, 2002, China Land and the Company have agreed to extend the long stop date of the Sale and Purchase Agreement to on or before 15th November, 2002 and have agreed to amend the Sale and Purchase Agreement such that the completion of the placing agreement is no longer a condition precedent under the proposal.

Investors and potential investors are advised to exercise extreme caution in dealing in the securities of the Company.

By Order of the Board of
PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 7th November, 2002

成報 二零零二年十一月八日（星期五）

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

建議出售 ROSEDALE HOTEL GROUP LIMITED

出售事項已延期完成。中國置地與本公司已同意延長買賣協議之最後期限至二零零二年十一月十五日。

茲參考於二零零二年七月二十六日就建議出售Rosedale Hotel Group Limited刊發之公佈(「該公佈」)。除文義另有所指外，本公佈所用詞彙與該公佈所用者具相同涵義。

於該公佈中曾提述，買賣協議須待(其中包括)若干協議同時完成後，方告完成。鑑於完成上述協議之條件(其中包括配售協議)未能於二零零二年十月三十一日前達成，故中國置地與本公司已同意延長買賣協議之最後期限至二零零二年十一月十五日或之前，及已同意修改買賣協議，使完成配售協議不再是該項建議之先決條件。

投資者及有意投資者於買賣本公司證券時，務須格外審慎。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零二年十一月七日

(Page 1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

GROUP REORGANIZATION OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED AND POTENTIAL MAJOR AND CONNECTED TRANSACTION FOR ITC CORPORATION LIMITED

Dr. Charles Chan owns approximately 34.82% equity interest in ITC Corporation, which is the controlling shareholder of Paul Y. - ITC holding indirectly approximately 42.59% equity interest in Paul Y. - ITC's issued share capital. Dr. Charles Chan has requested the directors of Paul Y. - ITC to place before its shareholders a proposal at his costs under which:

- Paul Y. - ITC will cancel approximately HK$2,107 million, subject to adjustment, of its capital reserves which will be repaid in specie, being in the form of the Scheme Assets held by its wholly owned subsidiaries comprising principally of approximately 36.83% interest in Downer EDI, 14.55% interest in China Strategic Holdings and its property interests unrelated to its contracting and construction materials operations;
- the Scheme Shareholders will agree to novate their pro rata entitlements to the capital repayment in specie by directing Paul Y. - ITC to allot/transfer all their shares in the company holding the Scheme Assets under the capital repayment in specie to Dr. Charles Chan; and
- in consideration for their agreement to novate their pro rata entitlements to the capital repayment in specie as above, Dr. Charles Chan will pay to each Scheme Shareholder a cash amount equal to HK$0.2 multiplied by the number of shares of Paul Y. - ITC held by the Scheme Shareholder.

A conditional cash option is granted by Dr. Charles Chan to pay to ITC Corporation the same cash amount as to each Scheme Shareholder in the same manner under the proposal if ITC Corporation chooses to exercise this option instead of holding its interests in the Scheme Assets. This option is conditional on the proposal becoming unconditional. The independent shareholders of ITC Corporation will be asked to determine at a shareholders' meeting if ITC Corporation should exercise this option simultaneous to the implementation of the proposal.

The effect of the proposal is that the Scheme Shareholders will retain their shareholding interest in Paul Y. - ITC, which will thereafter be engaged primarily in contracting and construction materials operations in Hong Kong and the PRC and will receive a cash amount equal to HK$0.2 multiplied by the number of shares of Paul Y. - ITC held by the Scheme Shareholders. The consideration is at a discount of 90.1% of the pro forma net book value of the Scheme Assets as at 31st March, 2002, but represents a premium of about 9.3% to the last traded price of shares in Paul Y. - ITC on 26th September, 2002 before the publication of this joint announcement of HK$0.183 after adjustment on an ex-dividend basis. ITC Corporation will retain its shareholding interest in Paul Y. - ITC while Dr. Charles Chan and ITC Corporation will effectively own directly the Scheme Assets on a 57.41% to 42.59% basis. If the independent shareholders of ITC Corporation elect to exercise the cash option mentioned above instead of holding its interest in the Scheme Assets while the Scheme Shareholders pass the resolutions to implement the proposal, Dr. Charles Chan will then own directly all the Scheme Assets.

The board of directors of Paul Y. - ITC, other than Dr. Charles Chan, considers that the consideration payable to the Scheme Shareholders under the proposal may not be fair and reasonable when comparing to the pro forma net book value of the Scheme Assets. However, the board of directors of Paul Y. - ITC considers that the proposal, which is initiated by Dr. Charles Chan, and not solicited by Paul Y. - ITC itself, provides the Scheme Shareholders with an opportunity of receiving a significant portion of their investment in cash under the current difficult market condition. But the board of directors of Paul Y. - ITC would like to remind the Scheme Shareholders that upon implementation of the proposal, the net asset value and the profitability of Paul Y. - ITC would also be substantially decreased as stated in this joint announcement.

The exercise of the Cash Option will constitute a major transaction for ITC Corporation under the Listing Rules. Since Dr. Charles Chan is a substantial shareholder of ITC Corporation, the exercise of the Cash Option will also constitute a connected transaction for ITC Corporation under the Listing Rules. The Cash Option granted by Dr. Charles Chan to pay to ITC Corporation will be put forward at a special general meeting to the shareholders of ITC Corporation other than Dr. Charles Chan and his associates to decide if ITC Corporation should exercise it.

The capital reduction and repayment, and the novation of the Scheme Shareholders' entitlement to the capital repayment in specie will be implemented by way of a scheme of arrangement under section 99 of the Act which will be conditional upon, amongst other things, the approval of the Scheme Shareholders.

At the request of the directors of ITC Corporation and Paul Y. - ITC, trading in the securities of ITC Corporation and Paul Y. - ITC respectively were suspended at 9:30 a.m. on 27th September, 2002 pending the publication of this joint announcement. Application has been made to The Stock Exchange of Hong Kong Limited for a resumption of trading in the securities of each of ITC Corporation and Paul Y. - ITC with effect from 9:30 a.m. on 8th October, 2002.

INTRODUCTION

Dr. Charles Chan owns approximately 34.82% equity interest in ITC Corporation Limited, which is the controlling shareholder of Paul Y. - ITC Construction Holdings Limited holding indirectly approximately 42.59% of the issued share capital in Paul Y. - ITC. Dr. Charles Chan has requested the directors of Paul Y. - ITC to place before its shareholders a proposal at his costs under which:

- Paul Y. - ITC will cancel approximately HK$2,107 million, subject to adjustment, of its capital reserves by way of a capital reduction which will be repaid in specie, being in the form of its assets, other than those related to its contracting and construction materials business, held by its wholly owned subsidiaries comprising principally of approximately 36.83% interest in Downer EDI Limited, 14.55% in China Strategic Holdings Limited and its property interests unrelated to its contracting and construction materials operations ("Scheme Assets"), which will then be transferred to a wholly owned subsidiary of Paul Y. - ITC;
- the shareholders of Paul Y. - ITC other than ITC Corporation and its associates ("Scheme Shareholders") will agree to novate their pro rata entitlements to the capital repayment in specie by directing Paul Y. - ITC to allot/transfer all their shares in the company holding the Scheme Assets under the capital repayment in specie to Dr. Charles Chan; and
- in consideration for their agreement to novate their pro rata entitlements to the capital repayment in specie as above, Dr. Charles Chan will pay to each Scheme Shareholder a cash amount equal to HK$0.2 multiplied by the number of shares of Paul Y. - ITC held by the Scheme Shareholder. The consideration is determined with reference to the recent market price of Paul Y. - ITC. The consideration is at a discount of 90.1% of the pro forma net book value of the Scheme Assets as at 31st March, 2002, but represents a premium of about 9.3% to the last traded price of shares in Paul Y. - ITC on 26th September, 2002 before the publication of this joint announcement of HK$0.183 after adjustment on an ex-dividend basis.

The proposal will be implemented by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda (the "Act"). ITC Corporation will retain its shareholding interest in Paul Y. - ITC while Dr. Charles Chan and ITC Corporation will effectively own directly the Scheme Assets on a 57.41% to 42.59% basis.

Dr. Charles Chan also grants ITC Corporation a conditional cash option ("Cash Option") to pay to ITC Corporation the same cash amount as to each Scheme Shareholder in the same manner under the proposal if ITC Corporation chooses to exercise the option instead of holding its interests in the Scheme Assets. The Cash Option is conditional on the proposal becoming unconditional. It is exercisable only after and simultaneous to the approval of the proposal by the independent shareholders of Paul Y. - ITC at their shareholders' meeting mentioned below. The shareholders of ITC Corporation other than Dr. Charles Chan and his associates will be asked to determine if ITC Corporation should exercise this option at a special general meeting. Therefore, if the independent shareholders of ITC Corporation elect to exercise the option while the Scheme Shareholders pass the resolutions to implement the proposal, Dr. Charles Chan will then own directly all the Scheme Assets. If the independent shareholders of ITC Corporation choose not to exercise the Cash Option at the special general meeting, the Cash Option shall lapse immediately.

CONDITIONS OF THE PROPOSAL

The proposal is conditional upon fulfillment of the following conditions by Paul Y. - ITC by 31st December, 2002 or such later date as Dr. Charles Chan may agree:

- the passing of a resolution by a majority in number representing three quarters in value of the Scheme Shareholders attending and voting at a court meeting of Paul Y. - ITC held in accordance with section 99 of the Act approving the proposal;
- the passing of the resolutions necessary to implement the proposal to be proposed at a special general meeting of Paul Y. - ITC;
- the sanction of the Supreme Court of Bermuda;
- the filing of the court order with the Registrar of Companies in Bermuda;
- the consent, if required, of lenders to Paul Y. - ITC and its subsidiaries; and
- the receipt of any relevant regulatory or other consents or approvals required to implement the proposal.

Dr. Charles Chan and ITC Corporation and their respective associates will abstain from voting at a court meeting of Paul Y. - ITC held in accordance with section 99 of the Act and at the special general meeting of Paul Y. - ITC.

If all the conditions of the proposal are satisfied, the proposal shall be proceeded to implementation and the Scheme Shareholders will then novate their pro rata entitlements to the capital repayment in specie by directing Paul Y. - ITC to allot/transfer all their shares in the company holding the Scheme Assets, which represent 57.41% of the company holding the Scheme Assets, under the capital repayment in specie to Dr. Charles Chan.

If any condition of the proposal is not satisfied, the proposal shall not be proceeded to implementation and the Scheme Shareholders will continue to hold their interests in the Scheme Assets through Paul Y. - ITC.

The Cash Option granted by Dr. Charles Chan to ITC Corporation will be put forward at a special general meeting to the shareholders of ITC Corporation other than Dr. Charles Chan and his associates to decide if ITC Corporation should exercise it. Dr. Charles Chan and its associates will abstain from voting at such special general meeting of ITC Corporation.

COSTS OF THE PROPOSAL

Dr. Charles Chan has agreed to pay all the costs incurred in implementing the proposal including all costs incurred by Paul Y. - ITC.

THE GROUP STRUCTURE BEFORE AND AFTER THE IMPLEMENTATION OF THE PROPOSAL

Immediately before the implementation of the proposal, the group structure of Paul Y. - ITC and ITC Corporation is in summary as follows:


Dr. Charles Chan
34.82%
ITC Corporation*
42.59%
Paul Y. - ITC*
100%
100%
14.55%
36.83%
The property interests of Paul Y. - ITC
China Strategic Holdings*
Downer EDI**

Immediately after the implementation of the proposal and assuming that ITC Corporation does not exercise the Cash Option, the group structure of Paul Y. - ITC and ITC Corporation will be in summary as follows:


Dr. Charles Chan
34.82%
ITC Corporation*
42.59%
57.41%
42.59%
Paul Y. - ITC*
100%
Contracting and construction materials operations, primarily in Hong Kong and the PRC
Scheme Assets

Immediately after the implementation of the proposal and assuming that ITC Corporation exercises the Cash Option, the group structure of Paul Y. - ITC and ITC Corporation will be in summary as follows:


Dr. Charles Chan
34.82%
ITC Corporation*
42.59%
Paul Y. - ITC*
100%
100%
Contracting and construction materials operations, primarily in Hong Kong and the PRC
Scheme Assets

* Listed on the main board of The Stock Exchange of Hong Kong Limited

** Listed on the Australian Stock Exchange

THE REASONS FOR, AND EFFECTS OF, THE PROPOSAL ON PAUL Y. - ITC

In requesting the board of directors of Paul Y. - ITC to place the proposal before its shareholders, Dr. Charles Chan believes that the market value ascribed to Paul Y. - ITC is primarily from an assessment of its local construction and construction materials activities and that the stock market has not placed any significant value on its other activities, primarily its investment in properties and securities. The proposal will release a portion of this value to the Scheme Shareholders in the form of cash payment. It will also result in Paul Y. - ITC concentrating on its principal business of contracting and construction materials operations which it intends to expand further through strategic alliances into the construction sector in the PRC.

(Page 2)

Dr. Charles Chan has no desire to own interests in the company holding the Scheme Assets if such company becomes an unlisted public company, in view of the costs and efforts to maintain such an unlisted public company. Dr. Charles Chan believes that it will not be appropriate to structure the terms of the proposal so as to enable the Scheme Shareholders to hold the Scheme Assets through an unlisted public company, the shares of which will sustain relative illiquidity and limited marketability. It is therefore, Dr. Charles Chan considers that the Scheme Shareholders should be offered to receive a cash payment instead of holding unlisted interests in the Scheme Assets upon implementation of the proposal and, if the Scheme Shareholders wish to continue to have interests in the Scheme Assets, they could simply disapprove the proposal at the special general meeting and continue to hold interests in the Scheme Assets through Paul Y. - ITC.

The board of directors of Paul Y. - ITC, other than Dr. Charles Chan, considers that the consideration payable to the Scheme Shareholders under the proposal may not be fair and reasonable when comparing to the pro forma net book value of the Scheme Assets. However, the board of directors of Paul Y. - ITC considers that the proposal, which is initiated by Dr. Charles Chan, and not solicited by Paul Y. - ITC itself, provides the Scheme Shareholders with an opportunity of receiving a significant portion of their investment in cash in this current difficult market condition. But the board of directors of Paul Y. - ITC would like to remind the Scheme Shareholders that upon implementation of the proposal, the net asset value and the profitability of Paul Y. - ITC would also be substantially decreased as stated in this announcement.

Based on the audited consolidated financial statements of Paul Y. - ITC for the year ended 31st March, 2002 and on the basis that the proposal had been implemented on that date, the shareholders' consolidated funds would have declined from approximately HK$2,995 million to approximately HK$888 million, equivalent to a decline from approximately HK$2.89 per share to approximately HK$0.86 per share in Paul Y. - ITC.

The financial performance of the contracting and construction materials operations of Paul Y. - ITC extracted from the audited consolidated financial statements of Paul Y. - ITC for the two financial years ended 31st March, 2002 is as follows:

	Year ended 31st March 2001 HK$'000 (as restated)	2002 HK$'000
Turnover	6,291,550	5,111,432
Profit before taxation	42,427	10,853
Taxation	(25,037)	(1,494)
Profit after taxation	17,390	9,359
Minority interests	(12,247)	(6,605)
Profit attributable to shareholders	5,143	2,754

The financial information of ITC Corporation extracted from the audited consolidated financial statements of ITC Corporation for the two financial years ended 31st March, 2002 is as follows:

	Year ended 31st March 2001 HK$'000 (as restated)	2002 HK$'000
Turnover	63,144	40,147
Loss before taxation	(586,543)	(272,457)
Taxation	(25,870)	(16,853)
Loss after taxation	(612,413)	(289,310)
Minority interests	–	–
Loss attributable to shareholders	(612,413)	(289,310)

The net asset value of ITC Corporation as at 31st March, 2002 was approximately HK$1,489 million.

PAUL Y. - ITC
The Paul Y. - ITC group's principal business includes building construction, civil engineering, specialist works, property development and investment, hotel management and operations, catering and manufacturing and trading of construction materials. Its primary business focus is Hong Kong and the PRC. In addition to its investment in its major associated company, Downer EDI, it has strategic investments in China Strategic Holdings, installation and maintenance of escalators and elevators and provision of specialised business solution for construction industry.

SCHEME ASSETS
A wholly owned subsidiary of Paul Y. - ITC which is currently holding some of the Scheme Assets will, before the shareholders' meeting of Paul Y. - ITC to be convened in respect of the proposal, hold all of the Scheme Assets. This company will not conduct any business or hold assets other than the Scheme Assets. The Scheme Assets comprised of principally approximately 36.83% in Downer EDI, 14.55% in China Strategic Holdings and its property interests unrelated to its contracting and construction materials operations.

The pro forma profit and loss accounts of the company which will hold the Scheme Assets under the proposal which is prepared based on the audited consolidated financial statements of Paul Y. - ITC for the two financial years ended 31st March, 2002 is as follows:

	Year ended 31st March 2001 HK$'000 (as restated)	2002 HK$'000

The net asset value of Downer EDI as at 30th June, 2002 was approximately A$710 million which is equivalent to approximately HK$2,982 million.

China Strategic Holdings
China Strategic Holdings is an investment holding company with investments in a diversified range of businesses including manufacturing, property investment and development, investment in infrastructure projects and hotel operations, through its subsidiaries, China Land Group Limited and China Enterprises Limited. China Strategic Holdings is also engaged in the business of Chinese medicine, health products, western pharmaceutical products and the provision of travel agency services.

The financial performance of China Strategic Holdings extracted from the audited consolidated financial statements of China Strategic Holdings for the two financial years ended 31st December, 2001 is as follows:

	Year ended 31st December 2000 HK$'000	2001 HK$'000
Turnover	3,158,058	3,234,404
Loss before taxation	(812,883)	(1,001,147)
Taxation	(6,608)	(5,982)
Loss after taxation	(819,491)	(1,007,129)
Minority interests	88,809	408,399
Loss attributable to shareholders	(730,682)	(598,730)

As stated in the annual report of China Strategic Holdings as at 31st December, 2001, the audited consolidated loss attributable to its shareholders, was mainly attributable to the provision for impairment and revaluation losses on toll highway and investment properties, operating losses in its tire operations, newspaper publishing as well as provision for diminution in value of investments.

The book value of the interest in China Strategic Holdings as at 31st March, 2002 which is to be paid out in specie under the proposal is approximately HK$644 million and its market value based on the closing price of the shares in China Strategic Holdings immediately before the publication of this announcement is approximately HK$42.1 million.

The net asset value of China Strategic Holdings as at 31st December, 2001 was approximately HK$2,221 million.

The property interests of Paul Y. - ITC
The property interests to be paid out by Paul Y. - ITC and transferred to Dr. Charles Chan under the proposal are principally as follows:

- Paul Y. Centre, an industrial office building comprising approximately 377,000 square feet of office space, of which approximately 30% was self occupied and the remaining for rental purpose and with a vacancy rate of less than 10%, located in Kwun Tong, Kowloon, Hong Kong;

Earnings per share*	0.49 cent	0.27 cent

* Assuming the issued share capital was 1,016,744,924 shares, being the issued share capital of Paul Y. - ITC as at the date of this joint announcement.

If the proposal had been implemented, the financial performance of the Paul Y. - ITC group would be substantially decreased by approximately HK$50.5 million for the year ended 31st March, 2002.

THE REASONS FOR, AND EFFECTS OF, THE PROPOSAL AND THE CASH OPTION ON ITC CORPORATION

As a result of the implementation of the proposal, ITC Corporation will be able to maintain its attributable asset value in the Scheme Assets and directly hold interests in Downer EDI, China Strategic Holdings and Paul Y. - ITC's property interests unrelated to its contracting and construction materials operations. This will then increase the spread of its strategic shareholdings in listed companies and its property investment portfolio.

Having considered that ITC Corporation will have to abstain from voting at the independent shareholders meeting of Paul Y. - ITC in respect of the proposal, Dr. Charles Chan considers that it will be appropriate to structure the proposal under the present terms so as to enable ITC Corporation to maintain its attributable asset value in the Scheme Assets, instead of a cash payment to it. However, upon the proposal becoming unconditional, Dr. Charles Chan would like to provide ITC Corporation with an alternative through the grant of the Cash Option to enable its independent shareholders to decide if ITC Corporation should receive a cash payment similar to the Scheme Shareholders under the proposal.

The Cash Option granted by Dr. Charles Chan will facilitate ITC Corporation to strength its cash resources if its independent shareholders decide to exercise this option at the special general meeting to be convened for such purpose. The exercise of the Cash Option will result in a deemed disposal of assets by ITC Corporation at a considerable loss which is estimated to be approximately HK$809 million based on the pro forma net book value of approximately HK$2,107 million of the company holding the Scheme Assets as at 31st March, 2002 mentioned below. The exercise of the Cash Option would constitute a connected and major transaction for ITC Corporation under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

ITC CORPORATION

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and its strategic investments in Downer EDI and China Strategic Holdings, interests in Hanny Holdings Limited, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Sing Pao Media Group Limited, Ananda Wing On Travel (Holdings) Limited, China Land Group Limited, China Enterprises Limited and Australia Net.Com Limited.

Turnover	4,666,321	240,081
(Loss)/profit before taxation	(336,949)	96,936
Taxation	(24,916)	(46,441)
(Loss)/profit after taxation	(361,865)	50,495
Minority interests	(79,096)	-
(Loss)/profit attributable to shareholders	(440,961)	50,495

The pro-forma net book value of the company holding the Scheme Assets as at 31st March, 2002 was approximately HK$2,107 million.

Details of the Scheme Assets are set out below.

Downer EDI

Downer EDI is the second largest Australian listed engineering, infrastructure and resource services company. Downer EDI provides comprehensive engineering and infrastructure management services to the public and private rail, road, power, telecommunications, mining and resources sectors in Australia, New Zealand, South East Asia, Hong Kong and the Pacific.

The financial performance of Downer EDI extracted from its audited consolidated financial statements of Downer EDI for the two financial years ended 30th June, 2002 is as follows:

	Year ended 30th June			
	2001	2001	2002	2002
	A$'000	*HK$'000*	*A$'000*	*HK$'000*
Turnover	1,624,235	6,821,787	2,430,390	10,207,638
Profit before taxation	64,099	269,216	79,301	333,064
Taxation	(18,583)	(78,049)	(22,870)	(96,054)
Profit after taxation	45,516	191,167	56,431	237,010
Minority interests	-	-	-	-
Profit attributable to shareholders	45,516	191,167	56,431	237,010

The book value of the interest in Downer EDI as at 31st March, 2002 which is to be paid out in specie under the proposal is approximately HK$774 million and its market value based on the closing price of the shares in Downer EDI immediately before the publication of this announcement is approximately HK$893.8 million.

- In-Zone Shopping Arcade, a shopping arcade comprising approximately 14,000 square feet of rental shop space with a vacancy rate of less than 10%, located in Wanchai, Hong Kong; and
- the 57th and 60th floors, comprising approximately 48,000 square feet of office accommodation and are fully rented out, located in Shun Hing Square, Shenzhen, the PRC.

The aggregate book value of the above properties as at 31st March, 2002 was approximately HK$884 million. An independent professional valuation of the above properties will be undertaken for inclusion in the documents to be sent to the shareholders of ITC Corporation and Paul Y. - ITC.

GENERAL

Anglo Chinese Corporate Finance, Limited has been retained to advise Paul Y. - ITC on the proposal.

An independent committee of the board of Paul Y. - ITC, comprising Messrs. Vincent T.K. Cheung and Ernest S.K. Kwok, has been formed to advise the Scheme Shareholders in connection with the proposal. An independent financial adviser will be appointed to advise the independent board committee.

The exercise of the Cash Option will constitute a major transaction for ITC Corporation under the Listing Rules. Since Dr. Charles Chan is a substantial shareholder of ITC Corporation, the exercise of the Cash Option will also constitute a connected transaction for ITC Corporation under the Listing Rules. An independent committee of the board of ITC Corporation, comprising Messrs. Dominic Lai and Winston Calptor Chuck, has been formed to advise the independent shareholders of ITC Corporation if the Cash Option granted by Dr. Charles Chan should be exercised. An independent financial adviser will be appointed to advise the independent board committee.

Documents containing information on the proposal and notices of the relevant meetings will be despatched to the respective shareholders of ITC Corporation and Paul Y. - ITC as soon as practicable.

At the request of the directors of ITC Corporation and Paul Y. - ITC, trading in the securities of ITC Corporation and Paul Y. - ITC respectively were suspended at 9:30 a.m. on 27th September, 2002 pending the publication of this joint announcement. Application has been made to The Stock Exchange of Hong Kong Limited for a resumption of trading in the securities of each of ITC Corporation and Paul Y. - ITC with effect from 9:30 a.m. on 8th October, 2002.

By order of the board of
ITC CORPORATION LIMITED
Law Hon Wa, William
Company Secretary

By order of the board of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 7th October, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)

(於百慕達註冊成立之有限公司)

陳國強博士擁有德祥企業約34.82%股權。德祥企業乃保華德祥之控權股東，間接持有保華德祥已發行

- 保華德祥將會註銷約2,107,000,000港元（可予調整）之資本儲備，並將會以實物形式（即由其全資附
  包及建築材料業務無關者）；
- 計劃股東將會同意藉着指示保華德祥向陳國強博士配發／轉讓彼等於根據實物償還資本一事所持
- 陳國強博士將會以現金向每位計劃股東付款（款額相等於0.2港元乘以計劃股東所持之保華德祥股

陳國強博士已向德祥企業授出一項有條件現金選擇權，內容有關倘德祥企業決定行使此項選擇權而
為無條件之後方可作實。德祥企業之獨立股東在股東大會上將會被要求就德祥企業應否在實行有關

該項建議所帶來之影響為計劃股東將會繼續持有彼等於保華德祥之權益，而日後保華德祥之權益將
代價較計劃資產於二零零二年三月三十一日之備考賬面淨值折讓90.1%，惟相較保華德祥股份於二零
股權；而陳國強博士及德祥企業則會分別按57.41%及42.59%之基準直接實際擁有計劃資產。倘德祥
全部計劃資產。

保華德祥之董事會（不包括陳國強博士）認為，在與計劃資產之備考賬面淨值相較之下，根據該項建
會，使計劃股東在現時經濟不景之市道下，可將彼等之投資其中之重大部份套現。然而，保華德祥

根據上市規則之規定，行使現金選擇權將會構成德祥企業之一項主要交易。由於陳國強博士乃德祥
德祥企業之股東特別大會上提呈，有待德祥企業之股東（不包括陳國強博士及其聯繫人士）決定應否

削減股本及償還資本，與及移交計劃股東於實物償還資本之擁有權一事將會根據法案第99條，以計

應德祥企業及保華德祥董事之要求，德祥企業及保華德祥之證券已分別於二零零二年九月二十七日
午九時三十分恢復買賣。

緒言

陳國強博士擁有德祥企業集團有限公司約34.82%股權。德祥企業乃保華德祥建築集團有限公司之控權股東，間接持有保華德祥已發行股本約42.59%之股權。陳國強博士要求保華德祥之董事向其股東提呈一項建議（有關費用由陳國強博士承擔），據此：

- 保華德祥將會註銷約2,107,000,000港元（可予調整）之資本儲備，並將會透過削減股本之方式以實物形式（以其資產之形式，即由其全資附屬公司擁有之計劃資產（不包括與其建築合約承包及建築材料業務有關之計劃資產））作為償還方式。計劃資產主要包括於Downer EDI Limited約36.83%權益、於中策集團有限公司約14.55%權益及其物業權益（泛指與其建築合約承包及建築材料業務無關者）（「計劃資產」），計劃資產其後會轉讓予保華德祥之一間全資附屬公司；

- 保華德祥之股東（不包括德祥企業及其聯繫人士）（「計劃股東」）將會同意藉着指示保華德祥向陳國強博士配發／轉讓彼等根據實物償還資本一事持有計劃資產之公司之股份，移交彼等於實物償還資本一事按比例計算之擁有權；及

- 陳國強博士將會以現金向每位計劃股東付款（款額相等於0.2港元乘以計劃股東所持之保華德祥股份數目），作為彼等同意移交彼等於上述實物償還資本一事按比例計算之擁有權之代價。有關代價乃經參考保華德祥近期之市價後釐定。此代價較計劃資產於二零零二年三月三十一日之備考賬面淨值折讓90.1%，惟相較保華

以下乃緊隨實行
之集團架構（摘

* 在香港聯合交
** 在澳洲證券交

提出該項建議

在要求保華德祥

…示不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責…

IMITED
公司)

PAUL Y. - ITC CONSTRUC
(保華德祥建築
(於百慕達註冊

保華德祥建築集團有限公司
之
集團重組
及
德祥企業集團有限公司
可能進行之主要及關連交易

…權股東，間接持有保華德祥已發行股本約42.59%之股權。陳國強博士要求保華德祥之董事向其股東提呈一項建議（有關…
…並將會以實物形式（即由其全資附屬公司擁有之計劃資產）作為償還方式。計劃資產主要包括於Downer EDI約36.83%權…

彼等於根據實物償還資本一事所持有計劃資產之公司之全部股份，移交彼等於實物償還資本一事按比例計算之擁有權…
…乘以計劃股東所持之保華德祥股份數目），作為彼等同意移交彼等於上述實物償還資本一事按比例計算之擁有權之代…
…德祥企業決定行使此項選擇權而並非持有其於計劃資產之權益，則德祥企業將能根據有關建議之同等計算方式，…如…
…要求就德祥企業應否在實行有關建議之同時一併行使此項選擇權作出決定。

…權益，而日後保華德祥之權益將主要為在香港及中國經營建築合約承包及建築材料業務；而計劃股東亦會就此收取…
…1%，惟相較保華德祥股份於二零零二年九月二十六日（本聯合公佈刊登日期之前）之最後成交價0.183港元（已按除息基…
…直接實際擁有計劃資產。倘德祥企業之獨立股東決定行使上述之現金選擇權而放棄彼等於計劃資產之權益，而計劃股…

…賬面淨值相較之下，根據該項建議須向計劃股東支付之有關代價可能並非公平合理。然而，保華德祥之董事會認為，…
…速大部份套現。然而，保華德祥之董事會謹此提醒計劃股東，如本聯合公佈所述，在有關建議實行後，保華德祥之資…
…要交易。由於陳國強博士乃德祥企業之一位主要股東，根據上市規則之規定，行使現金選擇權亦將會構成德祥企業之…
…國強博士及其聯繫人士）決定應否讓德祥企業行使有關選擇權。

…一事將會根據法案第99條，以計劃安排之方式實行，而計劃安排須待（其中包括）計劃股東批准後，方可作實。

…分別於二零零二年九月二十七日上午九時三十分暫停買賣，有待刊登本聯合公佈。德祥企業及保華德祥已各自向香港…

…華德祥建築集…股權。陳國強博…承諾），據此：

…將會透過削減…擁有之計劃資產…償還方式。計…團有限公司約…務無關者）（「計…」；

…會同意藉着指…有計劃資產之…；及

…以計劃股東所…資本一事按比…釐定。此代價…，惟相較保華…

以下乃緊隨實行該項建議後，假設德祥企業行使現金選擇權，保華德祥及德祥企業之集團架構（摘要）：

- 陳國強博士
  - 34.82% → 德祥企業*
    - 42.59% → 保華德祥*
      - 100% → 主要在香港及中國經營之建築合約承包及建築材料業務
  - 100% → 計劃資產

* 在香港聯合交易所有限公司主板上市
** 在澳洲證券交易所上市

提出該項建議之理由及該項建議對保華德祥之影響

在提呈保華德祥董事會向保華德祥股東提呈該項建議之時，陳國強博士相信為保華…

以下乃根據保…務報告所編製…

營業額

除稅前（虧損）…稅項

除稅後（虧損）…少數股東權益

股東應佔（虧損…

於二零零二年…港元。

計劃資產之詳…

內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事向其股東提呈一項建議（有關費用由陳國強博士承擔），據此：

主要包括於Downer EDI約36.83%權益、於中策集團約14.55%權益及其物業權益（泛指與其建築合約承

還資本一事按比例計算之擁有權；及

本一事按比例計算之擁有權之代價。

有關建議之同等計算方式，一如每位計劃股東，可同樣獲得現金款項。此項選擇權須待該項建議成

務；而計劃股東亦會就此收取一筆相等於彼等所持之保華德祥股份數目乘以0.2港元之現金款項。此
最後成交價0.183港元（已按除息基準作出調整）溢價約9.3%。德祥企業將會繼續持有其於保華德祥之
等於計劃資產之權益，而計劃股東通過決議案批准實行該項建議，則陳國強博士自此將會直接擁有

然而，保華德祥之董事會認為，由陳國強博士提出（並非由保華德祥本身提出）之該項建議能提供機
有關建議實行後，保華德祥之資產淨值及盈利能力亦會隨之大幅度下降。

金選擇權亦將會構成德祥企業之一項關連交易。陳國強博士向德祥企業提供現金選擇權一事將會在

股東批准後，方可作實。

祥企業及保華德祥已各自向香港聯合交易所有限公司申請批准彼等之證券在二零零二年十月八日上

德祥及德祥企業

以下乃根據保華德祥截至二零零二年三月三十一日止兩個財政年度之經審核綜合財務報告所編製之該項建議將會持有計劃資產之公司之備考損益賬：

	截至三月三十一日止年度	
	二零零一年 千港元 （已重列）	二零零二年 千港元
營業額	4,666,321	**240,081**
除稅前（虧損）／溢利	(336,949)	**96,936**
稅項	(24,916)	**(46,441)**
除稅後（虧損）／溢利	(361,865)	**50,495**
少數股東權益	(79,096)	**—**
股東應佔（虧損）／溢利	(440,961)	**50,495**

於二零零二年三月三十一日，持有計劃資產之公司之備考賬面淨值約為2,107,000,000港元。

計劃資產之詳情載於下文。

可下相信為保證

+852 2833 1030

（不包括與其建[illegible]業務有關之計劃資產）作為[illegible]計劃資產主要包括[illegible]約36.83%權益、於中策集團有限公司約14.55%權益及其物業權益（泛指與其建築合約承包及建築材料業務無關者）（「計劃資產」）。計劃資產其後會轉讓予保華德祥之一間全資附屬公司；

— 保華德祥之股東（不包括德祥企業及其聯繫人士）（「計劃股東」）將會同意藉着指示保華德祥向陳國強博士配發／轉讓彼等根據實物償還資本一事持有計劃資產之公司之股份，移交彼等於實物償還資本一事按比例計算之擁有權；及

— 陳國強博士將會以現金向每位計劃股東付款（款額相等於0.2港元乘以計劃股東所持之保華德祥股份數目），作為彼等同意移交彼等於上述實物償還資本一事按比例計算之擁有權之代價。有關代價乃經參考保華德祥近期之市價後釐定。此代價較計劃資產於二零零二年三月三十一日之備考賬面淨值折讓90.1%，惟相較保華德祥股份於二零零二年九月二十六日（本聯合公佈刊登日期之前）之最後成交價0.183港元（已按除息基準作出調整）溢價約9.3%。

該項建議將會根據百慕達一九八一年公司法案（「法案」）第99條之規定，以計劃安排之方式實行。德祥企業將會繼續持有其於保華德祥之股權，而陳國強博士及德祥企業則會分別按57.41%及42.59%之基準直接實際擁有計劃資產。

陳國強博士亦已向德祥企業授出一項有條件現金選擇權（「現金選擇權」），內容有關倘德祥企業決定行使此項選擇權而並非持有其於計劃資產之權益，則德祥企業將能根據有關建議之同等方式，有如每位計劃股東，可同樣獲得現金付款。此項選擇權須待該項建議成為無條件之後方可作實。現金選擇權僅可在保華德祥之獨立股東在下文所述之保華德祥股東大會上批准該項建議後之同時方可行使。德祥企業之股東（不包括陳國強博士及其聯繫人士）在股東特別大會上將會被要求就德祥企業應否行使此項選擇權作出決定。因此，倘德祥企業之獨立股東選擇行使有關選擇權而計劃股東亦通過決議案批准實行該項建議，則陳國強博士將會隨之直接擁有全部計劃資產。倘德祥企業之獨立股東在股東特別大會上選擇不行使現金選擇權，則現金選擇權將會立即作廢。

該項建議之條件

有關建議須待保華德祥在二零零二年十二月三十一日或之前，或在陳國強博士同意之較後日期履行下列條件後，方可作實：

— 大多數計劃股東（佔出席保華德祥根據法案第99條之規定而召開之法庭會議並在會議上投票之計劃股東合共持有之股值之四份三）通過決議案批准該項建議；

— 在保華德祥之股東特別大會上通過為實行該項建議而將予提呈且必須通過之決議案；

— 百慕達最高法院頒令批准；

— 將法院頒令送交百慕達公司註冊處存案；

— 獲得保華德祥及其附屬公司之債權人同意（如有需要）；及

— 獲得為實行該項建議而必須獲得之任何有關監管規定或其他性質之同意書或批文。

陳國強博士及德祥企業及彼等各自之聯繫人士在保華德祥根據法案第99條之規定而舉行之法庭會議及在保華德祥召開之股東特別大會上將放棄投票。

倘該項建議之全部條件均獲履行，該項建議將會落實進行，而計劃股東將會隨即藉着指示保華德祥向陳國強博士配發／轉讓彼等於根據實物償還資本一事持有計劃資產之公司之全部股份（相等於持有計劃資產之公司之57.41%），移交彼等於實物償還資本一事按比例計算之擁有權。

倘該項建議之任何條件不獲履行，該項建議將不會落實進行，而計劃股東將會透過保華德祥繼續持有彼等於計劃資產之權益。

由陳國強博士向德祥企業授出現金選擇權之建議將會在股東特別大會上提呈，以供德祥企業之股東（不包括陳國強博士及其聯繫人士）決定德祥企業是否應行使此項選擇權。陳國強博士及其聯繫人士在該德祥企業股東特別大會上將會放棄投票。

*　在香港聯合交

**　在澳洲證券交

提出該項建議

在要求保華德祥
德祥議定之市值
場並無對保華德
項建議將會以現
保華德祥集中處
過策略性結盟進

倘持有計劃資產
市公眾公司所涉
益。陳國強博士
眾公司持有計劃
因此，陳國強博
收取現金以代替
資產之權益，彼
祥持有計劃資產

保華德祥之董事
下，根據該項建
祥之董事會認為
機會，使計劃股
然而，保華德祥
保華德祥之資產

根據保華德祥截
項建議已於該日
港元，相等於保

以下乃保華德祥
零零二年三月三

營業額

除稅前溢利
稅項

除稅後溢利
少數股東權益

股東應佔溢利

每股盈利*

*　假設已發行股

假設該項建議已
會大幅減少約5(

提出該項建議

因實行該項建議
有於Downer ED
築合約承包及建
投資組合之分佈

鑑於德祥企業將
認為適宜根據現
資產值，而並非
望能夠透過授出

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Page 1)

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Withdrawal of proposal to reorganise Paul Y. - ITC Construction Holdings Limited

Potential major and connected transaction for ITC Corporation Limited

Offers by Anglo Chinese Corporate Finance, Limited on behalf of Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation Limited, or failing it Dr. Charles Chan, to acquire all the issued shares in, and warrants of, Paul Y. - ITC Construction Holdings Limited, other than the shares and warrants presently owned by ITC Corporation Limited or its wholly owned subsidiaries

The respective boards of directors of ITC Corporation Limited and Paul Y. - ITC Construction Holdings Limited announce that, conditional upon the approval of the independent shareholders of ITC Corporation and the board of directors of Paul Y. - ITC Construction agreeing to take no further steps to implement the group reorganisation announced on 7th October, 2002, Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation, through Anglo Chinese Corporate Finance, Limited, will make a voluntary conditional cash offer of the price of HK$0.30 for each share in Paul Y. - ITC Construction, other than the shares owned by ITC Corporation or its wholly owned subsidiaries. Conditional upon the share offer becoming unconditional, an offer will also be made for the outstanding warrants of Paul Y. - ITC Construction of the price of HK$0.01 per warrant in cash. If the independent shareholders of ITC Corporation do not give the necessary approval, then Dr. Charles Chan, the chairman of ITC Corporation and Paul Y. - ITC Construction and the controlling shareholder of ITC Corporation holding approximately 34.82% of the issued ordinary share capital, will make the offer instead of Hollyfield.

Subject to the fulfillment of the preconditions of the share offer, ITC Corporation has also informed Paul Y. - ITC Construction that it will stand in the market to acquire such number of shares in Paul Y. - ITC Construction necessary to increase its shareholding in Paul Y. - ITC Construction to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.30 per share in Paul Y. - ITC Construction. Presently, ITC Corporation through Hollyfield holds approximately 42.59% of the issued share capital of Paul Y. - ITC Construction and 42.19% of its outstanding warrants. If the offer is made by Dr. Charles Chan, then he will similarly offer in the market to purchase shares on the same basis as ITC Corporation. Dr. Charles Chan directly holds no shares in or warrants of Paul Y. - ITC Construction.

In light of the offers and provided ITC Corporation receives the consent required under note 2 of rule 8.2 of the Takeovers Code from the Takeovers Executive, Paul Y. - ITC Construction has informed both ITC Corporation and Dr. Charles Chan that Paul Y. - ITC Construction will take no further steps to implement the group reorganisation previously announced on 7th October, 2002. Under this reorganisation, Paul Y. - ITC Construction proposed to distribute to its shareholders its non-construction related assets and thereafter such assets were proposed to be sold to Dr. Charles Chan.

The acquisition of a majority interest in Paul Y. - ITC Construction which will occur if the share offer becomes unconditional, may constitute a major transaction for ITC Corporation and, accordingly, the making of the offers is conditional upon the approval of ITC Corporation's independent shareholders. Since Dr. Charles Chan is a substantial shareholder of ITC Corporation, in view of the undertakings given to ITC Corporation by him, among others, to make the offers in the event ITC Corporation fails to obtain the approval of its independent shareholders to permit it to make the offers itself, through Hollyfield, the offers will constitute a connected transaction for ITC Corporation under the Listing Rules. Accordingly, it is subject to the approval of the independent shareholders of ITC Corporation. An independent financial adviser will be appointed to advise the independent board committee of ITC Corporation. Dr. Charles Chan and his associates as defined under the Listing Rules will abstain from voting at the special general meeting to approve the offers. A circular containing, among other things, details of the transaction will be despatched to the shareholders of ITC Corporation as soon as possible.

A composite document containing both the offers and the response of the board of Paul Y. - ITC Construction to the offers will be despatched within seven days of the date on which the independent shareholders of ITC Corporation approve the major and connected transaction which may occur as a result of the share offer. In this regard, only those directors who are independent of ITC Corporation will give advice to shareholders in connection with the offers. An independent financial adviser will be appointed to advise the independent directors of Paul Y. - ITC Construction.

ITC Corporation has agreed to reimburse all expenditures incurred by Paul Y. - ITC Construction in connection with the offers, if the preconditions to which they are subject are not fulfilled, other than the costs incurred by Paul Y. - ITC Construction in connection with the group reorganisation.

Dr. Charles Chan has agreed to reimburse ITC Corporation any expenditures incurred in connection with the offers, if the preconditions to which they are subject are not fulfilled, and to pay all the costs incurred in relation to the group reorganisation including all costs incurred by ITC Corporation (other than the cost incurred by it in relation to the exercise of the cash option as stated in the joint announcement made by ITC Corporation and Paul Y. - ITC Construction dated 7th October, 2002) and Paul Y. - ITC Construction.

At the request of the directors of ITC Corporation and Paul Y. - ITC Construction, trading in the securities of both companies on the Stock Exchange were suspended with effect from 9:30 a.m. on 23rd October, 2002 pending the release of this joint announcement. Application has been made to the Stock Exchange for a resumption of trading in such securities with effect from 9:30 a.m. on 28th October, 2002.

OFFER FOR THE SHARES IN PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

Subject to the fulfillment of the preconditions to the share offer detailed below, among which Paul Y. - ITC Construction will withdraw its proposed group reorganisation announced on 7th October, 2002, Anglo Chinese Corporate Finance, Limited will make on behalf of Hollyfield Group Limited, an indirect wholly owned subsidiary of ITC Corporation Limited, or if such preconditions are not fulfilled, Dr. Charles Chan will make a voluntary conditional cash offer to the shareholders of Paul Y. - ITC Construction to acquire all the outstanding shares in Paul Y. - ITC Construction, other than those shares presently owned by ITC Corporation or its wholly owned subsidiaries on the following basis:

for each share in Paul Y. - ITC Construction . . . HK$0.30 in cash

and on the terms set out in the offer document and the accompanying forms of acceptance and transfer. The shares in Paul Y. - ITC Construction to be acquired under the share offer will be acquired with the right to all future dividends and distributions declared, paid or made on or after 25th October, 2002, the date of this announcement, save for the 2002 final dividend of HK$0.01 per share payable on 31st October, 2002, and free from all encumbrances and any other third party rights.

Seller's ad valorem stamp duty in connection with the acceptance of the offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting shareholder and will be deducted from the consideration payable on acceptance of the share offer.

Presently, ITC Corporation and its concert parties hold 441,779,130 shares in Paul Y. - ITC Construction representing approximately 42.61% of its issued share capital. Dr. Charles Chan directly holds no shares in Paul Y. - ITC Construction.

PRECONDITIONS OF THE SHARE OFFER

The making of the share offer is conditional upon the fulfillment of the following preconditions:

- Paul Y. - ITC Construction taking no further steps to implement the group reorganisation announced on 7th October, 2002 under which its non-construction related assets were proposed to be distributed to its shareholders and thereafter proposed to be acquired by Dr. Charles Chan, the chairman of both ITC Corporation and Paul Y. - ITC Construction and the controlling shareholder of ITC Corporation with an indirect shareholding representing approximately 34.82% of its issued ordinary share capital; and
- the independent shareholders of ITC Corporation passing a resolution approving the making of the offers to acquire a majority interest in Paul Y. - ITC Construction.

Under note 2 of rule 8.2 of the Takeovers Code, the Takeovers Executive's consent is required if the making of an offer is subject to a prior fulfillment of a precondition and the precondition cannot be fulfilled within twenty one days. Since it will take more than twenty one days to obtain the approval of the independent shareholders of ITC Corporation, the Takeovers Executive's consent will be required.

In light of the offers and provided ITC Corporation receives the consent required under note 2 of rule 8.2 of the Takeovers Code from the Takeovers Executive, Paul Y. - ITC Construction has informed both ITC Corporation and Dr. Charles Chan that Paul Y. - ITC Construction will take no further steps to implement the group reorganisation previously announced on 7th October, 2002. Under this reorganisation, Paul Y. - ITC Construction proposed to distribute to its shareholders its non-construction related assets and thereafter such assets were proposed to be sold to Dr. Charles Chan.

The share offer, if made, also constitutes a potential major transaction for ITC Corporation under the Listing Rules. Since Dr. Charles Chan is a substantial shareholder of ITC Corporation, in view of the undertakings given to ITC Corporation by him, among others, to make the offers in the event ITC Corporation fails to obtain the approval of its independent shareholders to permit it to make the offers itself, through Hollyfield, the acquisition will constitute a connected transaction for ITC Corporation under the Listing Rules. Accordingly, it is subject to the approval of the independent shareholders of ITC Corporation. Dr. Charles Chan and his associates as defined under the Listing Rules will abstain from voting at the special general meeting to approve the offers.

If the independent shareholders of ITC Corporation do not pass the resolutions approving the offers, the share and warrant offers will be made by Dr. Charles Chan instead.

CONDITION OF THE SHARE OFFER

The share offer is conditional upon the offeror, being initially Hollyfield or Dr. Charles Chan having received acceptances in respect of voting rights attached to shares in Paul Y. - ITC Construction which, together with any voting rights acquired or agreed to be acquired before or during the offer, will result in ITC Corporation and any person acting in concert with it holding more than 50% of the voting rights attaching to the shares in Paul Y. - ITC Construction.

OFFER FOR THE WARRANTS OF PAUL Y. - ITC CONSTRUCTION

Conditional upon the offer for the shares in Paul Y. - ITC Construction becoming unconditional, Anglo Chinese Corporate Finance will make an offer on behalf of Hollyfield, or failing it Dr. Charles Chan, for all the outstanding warrants of Paul Y. - ITC Construction, which carry a subscription price of HK$0.40 each, other than those warrants presently owned by ITC Corporation or its wholly owned subsidiaries on the following basis:

for each warrant of Paul Y. - ITC Construction . . . . . . HK$0.01 in cash

and on the terms set out in the offer document and the accompanying forms of acceptance and transfer. The warrants of Paul Y. - ITC Construction to be acquired under the warrant offer will be acquired free from all encumbrances and any other third party rights.

Seller's ad valorem stamp duty in connection with the acceptance of the warrant offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting warrantholders and will be deducted from the consideration payable on acceptance of the warrant offer.

As at the date of this announcement, ITC Corporation and its wholly owned subsidiaries presently own 86,465,812 warrants, representing approximately 42.19% of the outstanding warrants of Paul Y. - ITC Construction. Dr. Charles Chan directly holds no warrants of Paul Y. - ITC Construction.

VALUATION OF THE OFFERS

The consideration payable under the offers represents:

- a premium of approximately 42.9% to the closing price of HK$0.21 per share in Paul Y. - ITC Construction and the same price as the closing price of the warrants of HK$0.01 per warrant as quoted on the Stock Exchange on 22nd October, 2002, being the last trading day on which shares in and warrants of Paul Y. - ITC Construction were traded on the Stock Exchange prior to the suspension of trading of securities in Paul Y. - ITC Construction;
- a premium of approximately 43.0% to the weighted average closing price of approximately HK$0.2098 per share in Paul Y. - ITC Construction and the same price as the average closing price of the warrants in Paul Y. - ITC Construction of HK$0.01 per warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 22nd October, 2002;
- a premium of approximately 46.4% to the weighted average closing price of approximately HK$0.2050 per share in Paul Y. - ITC Construction and the same price as the average closing price of the warrants in Paul Y. - ITC Construction of HK$0.01 per warrant as quoted on the Stock Exchange for the thirty trading days up to and including 22nd October, 2002; and
- a premium of approximately 26.8% to the weighted average closing price of approximately HK$0.2366 per share in Paul Y. - ITC Construction as quoted on the Stock Exchange for the six month period up to and including 22nd October, 2002. No comparative figure is given for warrants as they have been in issue for less than six months.

The consideration payable under the share offer represents a discount of 89.6% on the net asset value per share of HK$2.889 based on the audited accounts of Paul Y. - ITC Construction as at 31st March, 2002.

Based on the existing 1,036,744,924 shares in Paul Y. - ITC Construction in issue as at the date of this announcement and the scrip dividend of 12,357,385 shares to be issued on 31st October, 2002, the consideration per share in Paul Y. - ITC Construction payable under the share offer values the entire issued share capital of Paul Y. - ITC Construction at approximately HK$314.7 million. Based on the outstanding 204,920,349 warrants of Paul Y. - ITC Construction, the consideration payable under the warrants offer values the outstanding warrants at approximately HK$2.0 million.

OPTIONS

Paul Y. - ITC Construction has issued to certain of its executive directors and employees options to subscribe for up to 16,100,000 shares in Paul Y. - ITC Construction under its share option scheme at a subscription price of HK$0.5552 per share in Paul Y. - ITC Construction. Appropriate arrangements will be made in respect of options, as required by the Takeovers Code, in the event the offers become unconditional.

FINANCING

Dr. Charles Chan has agreed to finance the offers in full by advancing the funds to ITC Corporation on an unsecured basis and on normal, or better, commercial terms, if so requested by ITC Corporation. Anglo Chinese Corporate Finance confirms that Dr. Charles Chan has sufficient resources available to him to make available funds to ITC Corporation to enable it to satisfy full acceptance of the offers.

UNDERTAKINGS BY ITC CORPORATION

ITC Corporation has undertaken to Paul Y. - ITC Construction that it will reimburse all expenditures incurred by Paul Y. - ITC Construction in connection with the offers, if the preconditions to which they are subject are not fulfilled, other than the costs incurred by Paul Y. - ITC Construction in connection with the group reorganisation.

Dr. Charles Chan has agreed to reimburse ITC Corporation any expenditures incurred in connection with the offers, if the preconditions to which they are subject are not fulfilled, and to pay all the costs incurred in implementing the group reorganisation including all costs incurred by ITC Corporation (other than the cost incurred by it in relation to the exercise of the cash option as stated in the joint announcement made by ITC Corporation and Paul Y. - ITC Construction dated 7th October, 2002) and Paul Y. - ITC Construction.

Upon the fulfillment of the preconditions to making the share offer, ITC Corporation has also undertaken to Paul Y. - ITC Construction that it will stand in the market to purchase such number of shares so as to increase its shareholding in Paul Y. - ITC Construction to over 50% of its issued share capital, provided it is not required to pay more than HK$0.30 per share in Paul Y. - ITC Construction.

UNDERTAKINGS BY DR. CHARLES CHAN

Dr. Charles Chan has undertaken to ITC Corporation that he will

- reimburse it all expenses incurred with the offers in the event that the preconditions to which they are subject are not fulfilled;
- provide ITC Corporation with the finance to enable it to satisfy full acceptance of the offers, as referred to above; and
- make the offers in the event ITC Corporation fails to obtain the approval of its shareholders to permit it to make the offers itself, through Hollyfield.

(Page 2)

INTENTIONS OF ITC CORPORATION REGARDING PAUL Y. - ITC CONSTRUCTION

The offers will not of themselves result in any changes in the business or the continued employment of the employees of Paul Y. - ITC Construction or any of its subsidiaries.

COMPULSORY ACQUISITION

In the event that acceptance to the share offer amounts to 90% or more of the shares which were subject to the share offer, the offeror will avail itself of the compulsory purchase provisions of section 102 of the Companies Act 1981 of Bermuda to acquire the balance of the shares in Paul Y. - ITC Construction.

MAINTENANCE OF THE LISTING OF PAUL Y. - ITC CONSTRUCTION

If on the closing date of the share offer, the offeror is unable to acquire compulsorily the balance of the shares in Paul Y. - ITC Construction under the Bermuda Companies Act, then it intends to maintain the listing of Paul Y. - ITC Construction on the Stock Exchange after closing of the share offer. Hollyfield or Dr. Charles Chan, as the case may be, will undertake to the Stock Exchange that following the closing of the share offer, appropriate steps will be taken to ensure that not less than 25% of the shares in Paul Y. - ITC Construction will be held by the public. When the share offer closes, should there be less than 25% of the shares in Paul Y. - ITC Construction in public hands, the directors of Hollyfield or Dr. Charles Chan, as the case may be, will take appropriate steps which may include, placing down its shareholding interest in Paul Y. - ITC Construction to independent third parties within one month after closing of the share offer. The Stock Exchange has stated that if, at the closing of the share offer, less than 25% of the shares in Paul Y. - ITC Construction are held by the general public or the Stock Exchange believes that:

- a false market exists or may exist in the shares in Paul Y. - ITC Construction; or
- there are too few shares in Paul Y. - ITC Construction in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in Paul Y. - ITC Construction shares. **In this connection, it should be noted that upon completion of the share offer, there may be an insufficient public float for the Paul Y. - ITC Construction shares and, therefore, trading in the shares in Paul Y. - ITC Construction may be suspended until a sufficient level of public float is attained.**

The Stock Exchange has also stated they will also closely monitor all future acquisitions or disposals of assets by Paul Y. - ITC Construction. The Stock Exchange has indicated that it has the discretion to require Paul Y. - ITC Construction to issue a circular to shareholders of Paul Y. - ITC Construction irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of Paul Y. - ITC Construction. The Stock Exchange also has the power to aggregate a series of transactions of Paul Y. - ITC Construction and any such transactions may result in Paul Y. - ITC Construction being treated as if it were a new listing applicant.

THE WITHDRAWAL OF THE PROPOSED GROUP REORGANISATION

The respective board of directors of ITC Corporation and Paul Y. - ITC Construction consider that the share offer provides a more certain prospect to shareholders of Paul Y. - ITC Construction to realise all or a portion of their investment in Paul Y. - ITC Construction than the group reorganisation and that the terms of the share offer are more attractive than the terms of the group reorganisation. Provided the preconditions of the share offer are fulfilled, shareholders of Paul Y. - ITC Construction will be able to realise all or a portion of their investment at a substantial premium to the prevailing market price without the requirement for the support of any other shareholders of Paul Y. - ITC Construction. The compulsory acquisition of shares will only occur if the share offer receives a very high level of acceptances. It is for these reasons that they have agreed to withdrawal of the group reorganisation and its substitution by the share offer.

THE REASONS FOR THE SHARE OFFER

To the extent that ITC Corporation, through Hollyfield, is successful in acquiring shares in Paul Y. - ITC Construction either through market purchases or through acceptances to the share offer, it will increase its controlling interest in Paul Y. - ITC Construction at a substantial discount to its underlying net asset value.

ITC CORPORATION

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC Construction and its strategic investments in Downer EDI Limited and China Strategic Holdings Limited, interests in Hanny Holdings Limited, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Sing Pao Media Group Limited, Ananda Wing On Travel (Holdings) Limited, China Land Group Limited, China Enterprises Limited and Australia Net.Com Limited.

PAUL Y. - ITC CONSTRUCTION

The Paul Y. - ITC Construction group's principal business includes building construction, civil engineering, specialist works, property development and investment, hotel management and operations, catering and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. In addition to its investment in its major associated company, Downer EDI, it has strategic investment in China Strategic Holdings, installation and maintenance of escalators and elevators and provision of specialised business solution for construction industry.

Selling, Buying, Renting or Leasing







The financial information of Paul Y. - ITC Construction extracted from the audited consolidated financial statements of Paul Y. - ITC Construction for the two financial years ended 31st March, 2002 is as follows:

	Year ended 31st March 2001 HK$'000	2002 HK$'000
Turnover	10,803,255	5,343,810
Profit/(loss) before taxation	(313,144)	125,243
Taxation	49,953	47,935
Profit/(loss) after taxation	(363,097)	77,308
Minority interests	91,343	6,605
Profit/(loss) attributable to shareholders	(454,440)	70,703
	HK$	HK$
Earnings/(loss) per share		
– basic	(0.463)	0.071
– diluted	(0.471)	0.068
Dividend per share	0.020	0.020

GENERAL

Anglo Chinese Corporate Finance has been retained to make the offers on behalf of Hollyfield.

A circular to the shareholders of ITC Corporation containing a notice convening the special general meeting of the independent shareholders to approve the major and connected transaction which will arise upon the share offer becoming unconditional will be despatched to the shareholders of ITC Corporation as soon as practicable. An independent financial adviser will be appointed to advise the independent board committee of ITC Corporation. Dr. Charles Chan and his associates as defined under the Listing Rules will abstain from voting at the special general meeting to approve the offers.

A composite document containing both the offers and the response of the board of Paul Y. - ITC Construction to the offers will be despatched within seven days of the date on which the shareholders of ITC Corporation approve the major and connected transaction which may occur as a result of the share offer. In this regard, only those directors who are independent of ITC Corporation will give advice to shareholders in connection with the offers. An independent financial adviser will be appointed to advise the independent directors of Paul Y. - ITC Construction.

At the request of the board of directors of ITC Corporation and Paul Y. - ITC Construction, trading in the listed securities of both companies on the Stock Exchange was suspended from 9:30 a.m. on 23rd October, 2002 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading on the Stock Exchange in these securities with effect from 9:30 a.m. on 28th October, 2002.

By order of the board
ITC CORPORATION LIMITED
Law Hon Wa, William
Company Secretary

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 25th October, 2002

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Paul Y. - ITC Construction and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than that relating to Paul Y. - ITC Construction have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC Construction jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than that relating to ITC Corporation have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.





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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ITC | PAUL Y. ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

撤回重組保華德祥建築集團有限公司之建議

德祥企業集團有限公司可能進行之主要及關連交易

英高財務顧問有限公司
代表
Hollyfield Group Limited(其為德祥企業集團有限公司之間接全資附屬公司)
或如非此公司，則代表陳國強博士
提出收購保華德祥建築集團有限公司
之全部已發行股份及認股權證
(不包括德祥企業集團有限公司或其全資附屬公司現時擁有之股份及認股權證)
之
收購建議

德祥企業集團有限公司及保華德祥建築集團有限公司各自之董事會謹此公佈，待德祥企業之獨立股東批准及保華德祥建築之董事會同意不會就於二零零二年十月七日公佈之集團重組事項採取進一步之行動後，Hollyfield Group Limited(其為德祥企業之間接全資附屬公司)將會透過英高財務顧問有限公司提出一項自願有條件現金收購建議，以每股0.30港元之價格，收購保華德祥建築之股份，惟不包括已經由德祥企業或其全資附屬公司擁有之股份。待股份建議成為無條件後，亦將會提出以每份認股權證0.01港元之價格，以現金收購保華德祥建築之已發行但尚未行使之認股權證。倘德祥企業之獨立股東拒絕作出必須之批准，則陳國強博士(其為德祥企業及保華德祥建築之主席，亦為德祥企業之控股股東，持有德祥企業已發行普通股股本約34.82%)將會自行(並非以Hollyfield之名義)提出該等收購建議。

德祥企業已知會保華德祥建築，在股份收購建議之先決條件獲履行及毋須就每股保華德祥建築股份支付0.30港元以上之購買價之情況下，德祥企業將會在市場上收購所需數量之保華德祥建築股份，使其於保華德祥建築之持股量可增至保華德祥建築已發行股本之50%以上。現時德祥企業透過Hollyfield持有保華德祥建築已發行股本約42.59%及其已發行但尚未行使之認股權證約42.19%。倘由陳國強博士提出收購建議，則彼會同樣地按德祥企業採用之相同基準在市場上購買股份。陳國強博士現時並無直接持有保華德祥建築任何股份或認股權證。

鑑於提出該等收購建議，並假定德祥企業獲收購執行理事根據收購守則第8.2條附註2之規定作出之同意之情況下，保華德祥建築已知會德祥企業及陳國強博士，有關保華德祥建築將不會就較早前於二零零二年十月七日公佈之集團重組採取進一步之行動。根據此項重組，保華德祥建築建議向其股東分派其與建築業務無關之資產，並建議在此之後向陳國強博士出售該等資產。

倘股份收購建議能夠成為無條件，收購保華德祥建築之大部份權益一事會構成德祥企業之一項主要交易，故提出該等收購建議一事須待德祥企業之獨立股東批准後，方可作實。由於陳國強博士乃德祥企業之主要股東，根據上市規則之規定，鑑於其向德祥企業作出承諾(其中包括在德祥企業無法獲得本身之獨立股東批准透過Hollyfield提出該等收購建議時，會自行提出該等收購建議)，此項建議會構成德祥企業之一項關連交易。因此，此項收購須待德祥企業之獨立股東批准後，方可作實。獨立財務顧問將會受聘向德祥企業之獨立董事委員會提供意見。陳國強博士及其聯繫人士(見上市規則之定義)在股東特別大會上不會就批准該等收購建議一事投票。一份載有(其中包括)有關交易詳情之通函將會盡快向德祥企業之股東寄發。

一份綜合文件(其中載有該等收購建議及保華德祥建築董事會對該等收購建議之回應文件)將會在德祥企業之獨立股東批准因股份收購建議而可能會產生之主要及關連交易之日起計七日內寄發。就此而言，只有與德祥企業並無關連之獨立董事將會向股東提供有關該等收購建議之意見，獨立財務顧問將會受聘向保華德祥建築之獨立董事提供意見。

德祥企業已同意，倘若該等收購建議所須履行之先決條件不獲履行，將會向保華德祥建築支付其因該等收購建議所動用之一切費用，惟不包括保華德祥建築就集團重組所動用之費用。

陳國強博士已同意，倘須履行之先決條件不獲履行，則向德祥企業支付其因該等收購建議所動用之一切費用及支付因集團重組而德祥企業及保華德祥所用之一切費用，惟不包括德祥企業因現金選擇權被行使(見德祥企業及保華德祥建築於二零零二年十月七日刊登之聯合公佈所述)而動用之費用。

應德祥企業及保華德祥建築董事之要求，上述兩間公司之證券已由二零零二年十月二十三日上午九時三十分暫停買賣，有待刊登本聯合公佈。上述兩間公司已向聯交所申請批准彼等之證券由二零零二年十月二十八日上午九時三十分起恢復買賣。

保華德祥建築集團有限公司股份之收購建議

待下文所詳述之股份收購建議之先決條件(其中包括保華德祥建築將會撤回其於二零零二年十月七日公佈之集團重組建議)獲履行後，英高財務顧問有限公司將會代表Hollyfield Group Limited(其為德祥企業集團有限公司之間接全資附屬公司)或有關之先決條件不獲履行，則代表陳國強博士向保華德祥建築股東提出一項自願有條件現金收購建議，根據以下之基準：

每股保華德祥建築股份 現金0.30港元

及根據有關之收購建議文件及隨附之接納及轉讓表格所載之條款收購保華德祥建築之全部已發行股份，惟不包括德祥企業或其全資附屬公司現時擁有之股份。根據收購建議將予收購之保華德祥建築股份將會附有收取在二零零二年十月二十五日(即本公佈之刊登日期)或其後所宣派、派付或作出之一切未來股息及分派之權利(惟無權收取將於二零零二年十月三十一日派付之二零零二年度末期股息每股0.01港元)，且不會附有任何產權負擔及任何第三者權利。

接納股份收購建議須支付之賣方從價印花稅(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納股東支付，並將會自其因接納股份收購建議所應收取之代價中扣除。

現時德祥企業及與其一致行動之人士持有441,779,120股保華德祥建築股份，佔其已發行股本約42.61%。陳國強博士並無直接持有任何保華德祥建築股份。

股份收購建議之先決條件

股份收購建議須待下列先決條件獲履行後，方可作實：

- 保華德祥建築對其於二零零二年十月七日公佈之集團重組不會採取進一步之行動或該重組所建議將其與建築業務無關之資產向其股東分派，而其後建議由陳國強博士(其為德祥企業及保華德祥建築之主席，亦為德祥企業之控股股東，間接持有其已發行普通股股本約34.82%)收購；及
- 德祥企業之獨立股東通過一項決議案，批准有關收購保華德祥建築大部份權益之收購建議。

德祥企業亦已向保華德祥建築承諾，在股份收購建議之先決條件獲履行及毋須就每股保華德祥建築股份支付0.30港元以上之購買價之情況下，德祥企業將會在市場上收購所需數量之保華德祥建築股份，使其於保華德祥建築之持股量可增至保華德祥建築已發行股本之50%以上。

陳國強博士之承諾

陳國強博士已向德祥企業承諾：

- 倘該等收購建議所必須獲履行之先決條件不獲履行，彼將會向德祥企業支付其就此所動用之一切費用；
- 將會向德祥企業提供資金，使德祥企業有足夠資金以應付在該等收購建議獲全數接納時之所需；及
- 倘德祥企業無法獲得其股東批准其透過Hollyfield提出該等收購建議，則陳國強博士將會提出該等收購建議。

德祥企業對保華德祥建築之意向

該等收購建議本身不會導致保華德祥建築或其任何附屬公司之業務或僱員之續聘／留任出現任何變動。

強制收購

倘獲接納之股份收購建議佔有資格接納股份收購建議之股份90%或以上，則收購人將須遵守百慕達一九八一年公司法第102條之強制收購條文之規定，收購餘下之保華德祥建築股份。

維持保華德祥建築之上市地位

倘收購人在股份收購建議之截止日期無法根據百慕達公司法之規定強制收購餘下之保華德祥建築股份，則收購人擬在股份收購建議截止日期之後維持保華德祥建築在聯交所之上市地位。Hollyfield或陳國強博士(視情況而定)將會向聯交所承諾，在股份收購建議截止後，將會採取適當步驟以確保公眾人士所持之保華德祥建築股份不會少於25%。在收購建議截止時，倘公眾人士所持之保華德祥建築股份不足25%，Hollyfield或陳國強博士(視情況而定)將會採取適當步驟(可能，包括在股份收購建議截止日期起計一個月內向獨立第三者配售有關股份)。聯交所已表示，在股份收購建議截止時，倘公眾人士所持之保華德祥建築股份不足25%，或倘聯交所相信：

[illegible]

鑒於提出該等收購建議，並假定德祥企業獲收購執行理事根據收購守則第8.2條附註2之規定作出之同意之情況下，保華德祥建築已知會德祥企業及陳國強博士，有關保華德祥建築將不會就較早前於二零零二年十月七日公佈之集團重組採取進一步之行動。根據此項重組，保華德祥建築建議向其股東分派其與建築業務無關之資產，並建議在此之後向陳國強博士出售該等資產。

根據上市規則之規定，股份收購建議倘能付諸實行，將會構成德祥企業之一項可能進行之主要交易。由於陳國強博士乃德祥企業之主要股東，根據上市規則之規定，鑒於其向德祥企業作出之承諾(其中包括在德祥企業無法獲得本身之獨立股東批准透過Hollyfield提出該等收購建議時，會自行提出該等收購建議)，此項收購會構成德祥企業之一項關連交易，因此，須待德祥企業之獨立股東批准後，方可作實。陳國強博士及其聯繫人士(見上市規則之定義)在股東特別大會上不會就批准該等收購建議一事投票。

倘德祥企業之獨立股東拒絕通過批准有關該等收購建議之決議案，則將會由陳國強博士另行提出股份及認股權證收購建議。

股份收購建議之條件

收購建議須待收購人(初步為Hollyfield或陳國強博士)接獲有關接納出售保華德祥建築股份所附之投票權之文件所代表之投票權，連同在收購建議之前或在收購建議有效期間內購入或同意將予購入之任何有關投票權之後，令其能使德祥企業及與其一致行動之人士持有保華德祥建築股份所附之投票權超逾50%，方可作實。

保華德祥建築認股權證收購建議

待保華德祥建築之股份收購建議成為無條件後，英高財務顧問將會代表Hollyfield(或如非此公司，則代表陳國強博士)提出一項收購建議，根據以下之基準：

每份保華德祥建築認股權證 現金0.01港元

及根據有關之收購建議文件及隨附之接納及轉讓表格所載之條款收購保華德祥建築全部已發行但尚未行使之認股權證(不包括德祥企業或其全資附屬公司現時擁有之認股權證)。此等認股權證所附之行使價為每股0.40港元。根據認股權證收購建議將予收購之保華德祥建築認股權證不會附有任何產權負擔及任何第三者權利。

[illegible]

於本公佈刊發日期，德祥企業及其全資附屬公司現時擁有合共86,465,812份認股權證，佔保華德祥建築現已發行但尚未行使之認股權證約42.19%。陳國強博士並無直接持有任何保華德祥建築認股權證。

該等收購建議之估計價值

根據該等收購建議須支付之代價較：

- 保華德祥建築股份於二零零二年十月二十二日(即在保華德祥建築之股份及認股權證在聯交所暫停買賣前之日期)在聯交所之收市價每股0.21港元有溢價約42.9%；亦與保華德祥建築認股權證於同日在聯交所之收市價每份0.01港元相同；
- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止十個連續交易日在聯交所之加權平均收市價每股0.2098港元有溢價約43.0%；亦與保華德祥建築認股權證於同期在聯交所之加權平均收市價每份0.01港元相同；
- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止三十個交易日在聯交所之加權平均收市價每股0.2050港元有溢價約46.4%；亦與保華德祥建築認股權證於同期在聯交所之加權平均收市價每份0.01港元相同；及
- 保華德祥建築股份截至二零零二年十月二十二日(包括該日)止六個月期間在聯交所之加權平均收市價約每股0.2366港元有溢價約26.8%；由於認股權證之發行期間不超過六個月，故並無提呈有關之認股權證比較數字。

根據保華德祥建築於二零零二年三月三十一日之經審核賬目計算，股份收購建議應支付之代價較每股股份之資產淨值2.889港元折讓約89.6%。

根據保華德祥建築於本公佈刊登日期之已發行股份1,036,744,924股及將於二零零二年十月三十一日發行之代息股份12,357,385股計算，按股份收購建議應支付之每股保華德祥建築股份之代價為基準，保華德祥建築之全部已發行股本約值314,700,000港元。根據保華德祥建築之已發行但尚未行使認股權證204,920,349份計算，按認股權證收購建議應支付之代價為基準，保華德祥建築之已發行但尚未行使認股權證約值2,000,000港元。

購股權

保華德祥建築曾向其若干執行董事及僱員發行購股權，彼等根據保華德祥建築之購股權計劃，可按認購價每股保華德祥建築股份0.5552港元認購合共不超過16,100,000股保華德祥建築股份。倘收購建議成為無條件，將會根據收購守則就購股權作出適當之安排。

融資安排

陳國強博士已同意在德祥企業要求之情況下，以無抵押及按一般(或較優惠)商業條款之方式向德祥企業提供墊款，作為將收購建議全數付諸實行時所需之資金。英高財務顧問確認，陳國強博士有足夠資源向德祥企業提供資金，使德祥企業有足夠資金以應付在收購建議獲全數接納時之所需。

德祥企業之承諾

德祥企業已向保華德祥建築承諾，假若該等收購建議所須履行之先決條件不獲履行，將會向保華德祥建築支付其因該等收購建議所動用之一切費用(不包括保華德祥建築就集團重組所動用之費用)。

陳國強博士已同意，倘須履行之先決條件不獲履行，則向德祥企業支付其因該等收購建議所動用之一切費用及支付因集團重組而德祥企業及保華德祥建築所動用之一切費用，惟不包括德祥企業因現金選擇權獲行使(見德祥企業及保華德祥建築於二零零二年十月七日刊登之聯合公佈所述)而動用之費用。

- 保華德祥建築股份存在或可能存在造市情況；或
- 公眾人士所持之保華德祥建築股份不足以在市場上有秩序買賣，

則將會考慮酌情暫停保華德祥建築股份之買賣。就此而言，務請留意，在股份收購建議完成時，保華德祥建築股份之公眾持股量不足之情況可能出現，因此亦可能導致保華德祥建築股份暫停買賣，直至恢復適當之公眾持股量水平為止。

聯交所亦已表示，彼等會密切監察保華德祥建築之資產之一切未來收購或出售事項。聯交所已指出，聯交所有權要求保華德祥建築就此向保華德祥建築之股東寄發通函(不論建議進行之任何交易所涉及之數額多寡)，尤其是在建議進行之交易偏離保華德祥建築之主要業務時，更需如此。聯交所亦有權綜合保華德祥建築之一連串交易計算，而該等交易其中任何一項均有可能導致保華德祥建築被當作一位新上市申請人看待。

撤回集團重組建議

德祥企業及保華德祥建築各自之董事會認為股份收購建議較集團重組更能肯定地向保華德祥建築之股東提供將彼等於保華德祥建築之投資全部或部份套現之機會，而股份收購建議之條款亦較集團重組之條款更有吸引力。在股份收購建議之先決條件得以履行之情況下，保華德祥建築之股東可以毋須獲得保華德祥建築之任何其他股東支持而按一個大幅高於有關股份之現行市價之價格，將彼等之投資全部或部份套現。強制收購股份一事僅會在股份收購建議之接納水平極高之情況下方會發生。彼等亦基於此等理由方會同意撤回集團重組建議並以股份收購建議取代之。

提出股份收購建議之理由

倘德祥企業透過Hollyfield成功收購保華德祥建築之股份(不論透過在市場購買或透過股份收購建議被接納之方式)，德祥企業於保華德祥建築之控股權益將會根據一個較保華德祥建築之基本資產淨值大幅折讓之價格增加。

德祥企業

[illegible]

保華德祥建築

保華德祥建築集團之主要業務包括樓宇建築工程、土木工程、特別項目工程、物業發展及投資、酒店管理及經營、餐飲業務及製造及買賣建築材料。保華德祥建築之主要業務集中於香港及中國。除投資於主要聯營公司Downer EDI Limited之外，保華德祥建築亦策略性投資於中策集團有限公司，裝配及維修自動電梯及升降機業務及為建築界提供專業解決方案。

以下乃摘錄自保華德祥建築截至二零零二年三月三十一日止兩個財政年度之經審核綜合財務報告之保華德祥建築財務資料：

	截至三月三十一日止年度	
	二零零一年	二零零二年
	千港元	千港元
營業額	10,803,255	5,343,810
除稅前溢利／(虧損)	(313,144)	125,243
稅項	49,953	47,935
除稅後溢利／(虧損)	(363,097)	77,308
少數股東權益	91,343	6,605
股東應佔溢利／(虧損)	(454,440)	70,703
	港元	港元
每股溢利／(虧損)		
— 基本	(0.463)	0.071
— 攤薄	(0.471)	0.068
每股股息	0.020	0.020

一般資料

英高財務顧問已獲委聘代表Hollyfield提出該等收購建議。

一份通函將會盡快向德祥企業之股東寄發，其中將會載有召開獨立股東特別大會以批准在股份收購建議成為無條件後將會產生之主要及關連交易之通告。獨立財務顧問將會受聘向德祥企業之獨立董事委員會提供意見。陳國強博士及其聯繫人士(見上市規則之定義)不會在股東特別大會上投票批准該等收購建議。

一份綜合文件(其中載有該等收購建議及保華德祥建築董事會對該等收購建議之回應文件)將會在德祥企業股東批准因股份收購建議而可能會產生之主要及關連交易之日起計七日內寄發，就此而言，只有與德祥企業並無關連之獨立董事將會向股東提供有關該等收購建議之意見，獨立財務顧問將會受聘向保華德祥建築之獨立董事提供意見。

應德祥企業及保華德祥建築董事之要求，上述兩間公司之證券已由二零零二年十月二十三日上午九時三十分暫停買賣，有待刊發本聯合公佈。上述兩間公司已向聯交所申請批准彼等之證券由二零零二年十月二十八日上午九時三十分開始恢復買賣。

<table>
<tr><td>承董事會命
德祥企業集團有限公司
公司秘書
羅漢卿</td><td>承董事會命
保華德祥建築集團有限公司
公司秘書
楊靜紅</td></tr>
</table>

香港，二零零二年十月二十五日

德祥企業董事願對本公佈所載資料(有關保華德祥建築之資料除外)之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所知，本公佈所表達之意見(有關保華德祥建築之意見除外)乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥建築董事願對本公佈所載資料(有關德祥企業之資料除外)之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所知，本公佈所表達之意見(有關德祥企業之意見除外)乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in and/or warrants of Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or to the banker, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Director*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7th October, 2002

To the shareholders of the Company and for information only, the warrantholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Final Dividend for the Year Ended 31st March, 2002

On 18th July, 2002, it was announced that your Directors recommended the payment of a final dividend of HK$0.01 per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31st March, 2002, such final dividend to be satisfied by way of a scrip dividend of

Shares ("Scrip Shares") with an option to elect cash, payable to shareholders on the register of members of the Company as at the close of business on 4th October, 2002 ("Scrip Dividend Scheme"). The final dividend was approved at the annual general meeting of the Company held on 27th August, 2002.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of final dividend which such shareholder could elect to receive in cash; or

(b) HK$0.01 in cash for each existing Share held on 4th October, 2002; or

(c) a combination of (a) and (b) above.

As stated in the announcement of 18th July, 2002, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ending 4th October, 2002 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher. The average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 4th October, 2002 was HK$0.196 ("Average Closing Price"). The entitlements of shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.1862, being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by multiplying the number of Shares held by such shareholder on 4th October, 2002 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme by the following fraction:

$$\frac{0.01}{0.1862}$$

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will be disregarded and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the final dividend for the year ended 31st March, 2002. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his final dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his final dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong no later than 4:00 p.m. on 18th October, 2002. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 4th October, 2002, then in either case you will be deemed to have exercised your election to receive the final dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Shareholders whose registered addresses are outside Hong Kong will not be permitted to participate in the Scrip Dividend Scheme in accordance with the bye-laws of the Company and accordingly, they will receive the final dividend wholly in cash. No Cash Election Forms are being sent to such shareholders.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 31st October, 2002. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 31st October, 2002, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

The Shares are not listed on or dealt in on any other stock exchange and no listing or permission to deal is being or is proposed to be sought.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the final dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司股份及／或認股權證全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
陳國強（主席）
劉高原（副主席）
陳佛恩（董事總經理）
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零二年三月三十一日止年度
末期股息有關
之以股代息計劃（附收取現金之選擇權）

根據二零零二年七月十八日所公佈，本公司董事局建議按以股（「代息股份」）代息方式（附收取現金之選擇權）派發截至二零零二年三月三十一日止年度之末期股息予二零零二年十

月四日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份(「股份」)每股獲派0.01港元(「以股代息計劃」)。末期股息已於二零零二年八月二十七日本公司舉行之股東週年大會上通過。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取末期股息：

(a) 獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額(按下文所述計算)相等於股東可選擇收取之現金末期股息總額；或

(b) 於二零零二年十月四日每持有一股已有之股份獲付0.01港元之現金；或

(c) 合併上文(a)與(b)之方式。

根據二零零二年七月十八日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零二年十月四日止連續三個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或股份面值(兩者以較高者為準)而計算。截至二零零二年十月四日止連續三個交易日每股股份在聯交所之平均收市價為0.196港元(「平均收市價」)。股東根據以股代息計劃應得之代息股份按市值0.1862港元計算，即平均收市價百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按該等股東於二零零二年十月四日在以股代息計劃中選擇收取股份作為股息之代息股份數目乘以如下分數計算：

$$\frac{0.01}{0.1862}$$

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零二年三月三十一日止年度之末期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之末期股息，將毋須填寫現金選擇表格，現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為末期股息，須將現金選擇表格填妥，最遲須於二零零二年十月十八日下午四時送達秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於二零零二年十月四日 閣下名下登記持有者為多，則在此任何一種情況下， 閣下將被視作已選擇全部收取現金作為 閣下當時名下全部股份應得之末期股息。

海外股東

根據本公司章程，其登記地址於香港以外地區之股東不得參與以股代息計劃，因此，該等人士將全部收取現金作為末期股息。現金選擇表格將不會寄予海外股東。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。末期股息之代息股份股票及現金股息支票預期於二零零二年十月三十一日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。 閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零二年十月三十一日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

股份並無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為末期股息，原應派發予股東之現金將可留待本公司使用。

選擇全部或部份收取現金以代替代息股份是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之專業顧問。**

此致

本公司列位股東　台照
並供列位認股權證持有人　參照

代表董事會
主席
陳國強博士
謹啟

二零零二年十月七日